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WILLIAM J. BIELEFELD William.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

December 10, 2024

Lisa N. Larkin
Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE
Washington, D.C. 20549-0504

Re:	Stone Point Credit Income Fund Registration Statement on Form 10 File No. 000-56676

Dear Ms. Larkin:

We are writing in response to supplemental comments provided on November 6, 2024, with respect to the registration statement on Form 10 filed with the Securities and Exchange Commission (the “SEC”) on August 15, 2024 and amended on October 11, 2024 (as amended, the “Registration Statement”) by Stone Point Credit Income Fund (the “Fund”), a closed-end management investment company that has elected to be treated as a business development company (“BDC”). We submitted a response letter on the Fund’s behalf on October 11, 2024 responding to the Staff’s initial comments on the Registration Statement (the “Prior Letter”). The Fund has considered your supplemental comments and has authorized us, on its behalf, to make the responses discussed below. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

On behalf of the Fund, set forth below are the SEC Staff’s supplemental comments along with our responses to or any supplemental explanations of such comments, as requested.

Amended and Restated Declaration of Trust

1.	Sections 11.3(b)(i) and (ii) of the Amended and Restated Declaration of Trust (“Declaration of Trust”) describe the requirements related to derivative actions, including the requirement for pre-suit demand and a reasonable amount of time for consideration of such demand. Please revise the Fund’s disclosure to include a description of these requirements. In addition, please revise Section 11.3(b)(ii) to reflect that the undertaking by shareholders to reimburse the Fund for the expense of any advisors, in the event that the Trustees determine not to bring an action, does not apply to any claims, suits, actions or proceedings asserting a claim brought under the federal securities laws.

Response 1. The Fund respectfully acknowledges the Staff’s comment and undertakes to include disclosure in the Fund’s Annual Report on Form 10-K for the fiscal period ended December 31, 2024 (the “Form 10-K”) reflecting the derivative action requirements included in the Declaration of Trust. With respect to the second part of the comment, the Fund respectfully declines to accept the Staff’s comment because, absent any binding legal authority that support’s the Staff’s position, the Fund does not believe that it is clear that such position is a correct statement of the law in this instance.

Lisa N. Larkin December 10, 2024 Page 2

Demand requirements, including cost-shifting provisions, are permissible under the Delaware Statutory Trust Act. Under established U.S. Supreme Court precedent, the procedural provisions of state law related to bringing derivative actions involving the Investment Company Act of 1940, as amended (the “1940 Act”), are controlling, as long as such position is not “inconsistent with the policies underlying” the 1940 Act. (See Burks v. Lasker, 441 U.S. 471, 479 (1979) (stating that the 1940 Act and the Investment Advisers Act of 1940, as amended, “do not require that federal law displace state laws governing the powers of directors unless the state laws permit action prohibited by the Acts, or unless “their application would be inconsistent with the federal policy underlying the cause of action ... .”)(citations omitted); see also Kamen v. Kemper Fin. Svcs., Inc., 500 U.S. 90, 107 (1991) (demand requirement under state law applicable to derivative cause of action under the 1940 Act).

The purpose of the demand requirements, including the cost-shifting provisions, in the Fund’s Declaration of Trust are intended to achieve a number of goals, each of which is consistent with the 1940 Act. First, derivative actions relate to the Fund’s legal rights, not those of shareholders, and the demand requirements are put in place to ensure that the Fund’s Board is in a position to determine whether the Fund should pursue litigation on its own behalf. Second, the cost-shifting provisions seek to protect investors from the very real costs that a meritless derivative suit, or a derivative suit brought outside of appropriate controls, can impose on fund assets, which is protective to the Fund and thus to shareholders’ interests in the Fund.

In light of the existence of this established Supreme Court precedent, and in light of the fact that the cost-shifting provisions of the Fund’s Declaration of Trust are consistent with the provisions of the 1940 Act, the Fund respectfully declines to accept the Staff’s comment to amend the Declaration of Trust.

2.	Please revise Section 11.4 of the Declaration of Trust to reflect that the provision does not apply to any claims, suits, actions or proceedings asserting a claim brought under the federal securities laws.

Response 2. The Fund respectfully acknowledges the Staff’s comment and refers the Staff to the Fund’s response to comment 1 above.

3.	Please add disclosure to the Form 10-K to reflect that Sections 11.3, 11.4, and 11.5 of the Declaration of Trust do not apply to any claims, suits, actions or proceedings asserting a claim brought under the federal securities laws.

Lisa N. Larkin December 10, 2024 Page 3

Response 3. The Fund respectfully acknowledges the Staff’s comment and undertakes to include disclosure reflecting that Section 11.5 of the Declaration of Trust does not apply to any claims, suits, actions or proceedings asserting a claim brought under the federal securities laws in the Fund’s Form 10-K. Regarding disclosure reflecting that Sections 11.3 and 11.4 of the Declaration of Trust do not apply to any claims, suits, actions or proceedings asserting a claim brought under the federal securities laws in the Fund’s Form 10-K, the Fund respectfully acknowledges the Staff’s comment and refers the Staff to the Fund’s response to comment 1 above.

4.	Please add appropriate risk disclosure regarding exclusive forum jurisdiction to the Fund’s Form 10-K.

Response 4. The Fund respectfully acknowledges the Staff’s comment and undertakes to include appropriate risk disclosure in the Form 10-K regarding exclusive forum jurisdiction.

Pages 9-10 – Incentive Fee

5.	The Staff reissues comment 16 from the Prior Letter regarding the addition of a graphical representation of the income-related portion of any Incentive Fee or additional detail as to why the Fund does not feel such graphical disclosure is appropriate.

Response 5. The Fund respectfully acknowledges the Staff’s comment and undertakes to include a graphical representation of the income-related portion of any Incentive Fee in the Fund’s Form 10-K.

Page 36 – Consequences of Default

6.	The Registration Statement provides that “Shareholders may be subject to significant adverse consequences in the event such a shareholder defaults on its capital commitment to the Fund. In addition to losing its right to participate in future Drawdowns, a defaulting shareholder may be forced to transfer its Shares to a third party for a price that is less than the NAV of such Shares.”

A.	The Staff acknowledges the response from the Fund to comment 23.A from the Prior Letter addressing how such a transfer is consistent with the requirements of section 63 and section 23 of the 1940 Act and reissues the comment seeking further explanation regarding how such a transfer is consistent with the requirements of Rules 23c-1 and 23c-2 of the 1940 Act.

Response 6.A. The Fund respectfully acknowledges the Staff’s comment and notes that the forced transfer from a Defaulting Shareholder (as defined in the Subscription Agreement) to other shareholders is not subject to Rule 23c-1 or Rule 23c-2 under the 1940 Act as such a forced transfer between a Defaulting Shareholder and another shareholder would not constitute (i) a “purchase for cash” by the Fund under Rule 23c-1 nor (ii) a “call or rede[mption]” of securities of which the Fund is the issuer under Rule 23c-2.

Lisa N. Larkin December 10, 2024 Page 4

B.	The Staff reissues comment 23.B from the Prior Letter regarding additional disclosure of how the Fund will price such shares.

Response 6.B. The Fund respectfully acknowledges the Staff’s comment and notes that the provisions relating to Defaulting Shareholders are specifically set forth in Section 5 of the Subscription Agreement, executed by each investor in the Fund, a form of which is filed as Exhibit 4.1 to the Registration Statement. The provision states:

“In the event that the Subscriber fails to pay all or any portion of the Drawdown Purchase Price due from the Subscriber on any Drawdown Date and the default remains uncured for a period of ten (10) Business Days, the Fund shall be permitted to declare the Subscriber to be in default of its obligations under this Subscription Agreement (any such Subscriber, a “Defaulting Shareholder”) and shall be permitted to pursue one or any combination of the following remedies:

(a) The Fund may prohibit the Defaulting Shareholder from purchasing additional Shares on any future Drawdown Date;

(b) The Fund may cause the Defaulting Shareholder to transfer its Shares to a third party for a readily available price, which may be less than the net asset value of such Shares.

(c) The Fund may pursue any other remedies against the Defaulting Shareholder available to the Fund, subject to applicable law.

(d) Issue an additional capital drawdown to non-Defaulting Shareholders, subject to the Limited Exclusion Right, to make up such shortfall, provided that in no event shall Subscriber be required to fund capital drawdowns in excess of its Unfunded Capital Commitment.”

In this regard, by signing the Subscription Agreement, each investor agrees to comply with the terms therein, including the terms relating to the consequences of defaulting on the investor’s capital commitment. If the Fund chooses to pursue the remedy provided in Section 5(b), then the Fund will in good faith work with the Defaulting Shareholder and the third party to effectuate the transfer at a price per share that is as close to the then-current NAV per share as possible.

Lisa N. Larkin December 10, 2024 Page 5

In addition, each Defaulting Shareholder agrees to have up to 50% of its shares transferred to non-defaulting shareholders on a pro rata basis, subject to certain exceptions. In this case, the shares of the Defaulting Shareholder would not be repurchased by the Fund and resold to the other shareholders, but instead would be transferred directly to the non-defaulting shareholders. These non-defaulting shareholders would not pay any amount for the receipt of such shares because the non-defaulting shareholders are not purchasing these shares. Accordingly, the Fund does not need to make any determination with respect to the price of the shares that are transferred because the Fund is not purchasing the shares from the Defaulting Shareholders or selling the shares to the non-defaulting shareholders.

The primary purposes of these provisions are to (i) deter an investor from defaulting on its capital commitment and (ii) compensate other non-defaulting shareholders for the anticipated harm to such non-defaulting shareholders caused by the Defaulting Shareholder. Importantly, these provisions apply equally to all investors.

C.	The Staff reissues comment 23.C from the Prior Letter regarding the existence of Fund policies and procedures on such pricing.

Response 6.C. The Fund respectfully acknowledges the Staff’s comment and refers the Staff to the Fund’s responses to comments 6.A and 6.B above.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3386 or by email at william.bielefeld@dechert.com or Matthew J. Carter at (202) 261-3395 or by email at matthew.carter@dechert.com.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld

cc: Matthew J. Carter, Dechert LLP